EXHIBIT 2.1

STOCK PURCHASE AGREEMENT

BETWEEN

MIDWEST BANC HOLDINGS, INC.

AND

WESTERN ILLINOIS BANCSHARES, INC.

May 31, 2005

i

ii

Section	Page
Section 9.03. Governing Law, Waiver of Jury Trial.	23
Section 9.04. Expenses.	23
Section 9.05. Notices.	23
Section 9.06. Entire Understanding, No Third Party Beneficiaries.	24

LIST OF EXHIBITS

Exhibit A — Form of Escrow Agreement

iii

STOCK PURCHASE AGREEMENT

     STOCK PURCHASE AGREEMENT, dated as of May 31, 2005 (this “Agreement”), by and between MIDWEST BANC HOLDINGS, INC., a Delaware corporation (“Seller”), and WESTERN ILLINOIS BANCSHARES, INC., an Iowa corporation (“Purchaser”).

RECITALS

     A. Seller. Seller is a bank holding company headquartered in Melrose Park, Illinois.

     B. Bank. Midwest Bank of Western Illinois is an Illinois banking corporation headquartered in Monmouth, Illinois (the “Bank”). Seller is the legal and beneficial owner of all the issued and outstanding shares of common stock in the Bank as described in Section 4.02(c) (the “Shares”).

     C. Purchaser. Purchaser is a newly formed Iowa corporation organized for the purpose of acquiring the shares and thereby becoming a bank holding company for the Bank.

     D. Intentions of the Parties. Purchaser wishes to purchase and Seller wishes to sell the Shares upon the terms set forth herein.

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein, the Parties agree as follows:

AGREEMENT

     In consideration of the foregoing, the mutual covenants herein contained and other good and valuable consideration (the receipt, adequacy and sufficiency of which are hereby acknowledged by the Parties by their execution hereof), the Parties agree as follows.

ARTICLE I
DEFINITIONS, CONSTRUCTION

     Section 1.01. Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings.

          “Acquisition Proposal” means any tender or exchange offer, proposal for a stock purchase, merger, consolidation or other business combination involving Bank or any of its Subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets or deposits of, Bank or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

          “Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 9.01.

          “Arbitrators” has the meaning set forth in Section 2.04(c).

          “Bank” has the meaning set forth in Recital B to this Agreement.

          ”Basket Amount” has the meaning set forth in Section 8.06.

          “Benefit Plans” has the meaning set forth in Section 4.02(k)(i).

          “Business Day” means any day on which banks are not required or authorized to close in the State of Illinois.

          “Closing” has the meaning set forth in Section 2.05.

          “Closing Date” has the meaning set forth in Section 2.05.

          “Code” has the meaning set forth in Section 4.02(k)(i).

          “Disclosure Schedule” has the meaning set forth in Section 4.01.

          “Escrow Agent” has the meaning set forth in Section 5.09.

          “ERISA” has the meaning set forth in Section 4.02(k)(i).

          “Estimated Final Adjusted Tier One Capital” has the meaning set forth in Section 2.03.

          “FAS 115 Adjustment” has the meaning set forth in the definition of Portfolio Adjustment.

          “Federal Reserve” means the Board of Governors of the Federal Reserve System.

          “Final Adjusted Tier One Capital” means the Tier One Capital of the Bank as of the close of business on the day immediately preceding the Closing Date, plus or minus, as applicable, the Portfolio Adjustment Amount.

          “FHLB” has the meaning set forth in Section 4.02(o).

          “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession.

          “Governmental Authority” means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

          “Illinois DFPR” means the Illinois Department of Financial and Professional Regulation.

          “Indemnified Party” means any Person claiming a right to indemnification pursuant to either Section 8.01 or Section 8.02.

          “Indemnifying Party” means any Person obligated to indemnify another Person pursuant to either Section 8.01 or Section 8.02.

          “Liens” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance.

          “Loss(es)” means any and all actual or threatened losses, claims, demands, damages, awards, liabilities, obligations, judgments, settlements, orders, fines, penalties, taxes, interest, forfeitures, costs, and expenses (including, without limitation, reasonable attorney, accountant, consultant, and other professional fees, costs, and disbursements of every kind, nature, and description); provided, however, that Losses shall not include (i) consequential damages, including consequential damages consisting of business interruption or lost profits, or (ii) Losses covered by insurance payment actually received by or made to or on behalf of the Indemnified Party.

          “Material Adverse Effect” means, with respect to the Bank, any effect that is, or is reasonably expected to be, material and adverse to the financial position, results of operations or business of Bank and its Subsidiary taken as a whole, provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or Governmental Authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, and (c) conditions or circumstances that affect banks and bank holding companies generally (including changes in general economic conditions and changes in prevailing interest rates and deposit rates).

          “Maximum Amount” has the meaning set forth in Section 8.06.

          “Party” means Purchaser or Seller, as applicable, and “Parties” means Purchaser and Seller.

          “Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust or unincorporated organization.

          “Portfolio Adjustment Amount” means the difference between the Financial Accounting Standard 115 Adjustment computed according to GAAP (the “FAS 115 Adjustment”) for the Bank as of March 31, 2005 (which was negative $2,784,000), and the FAS 115 Adjustment for the Bank as of the close of business on the day immediately preceding the Closing Date. To the extent that the FAS 115 Adjustment as of the close of business on the day immediately preceding the Closing Date is a smaller loss (i.e., a smaller negative number)(or becomes a positive number as opposed to a negative number) than the FAS 115 Adjustment as of March 31, 2005, the amount of the Tier One Capital shall be increased by the difference between such amounts to determine the Final Adjusted Tier One Capital. To the extent that the FAS 115 Adjustment as of the close of business on the day immediately preceding the Closing Date is a larger loss (i.e., a larger negative number) than the FAS 115 Adjustment as of March 31, 2005, the amount of the Tier One Capital shall be decreased by the difference between such amounts to determine the Final Adjusted Tier One Capital.

          “Pre-Closing Examination” has the meaning set forth in Section 3.04.

          “Previously Disclosed” by Seller shall mean information set forth in its Disclosure Schedule.

          “Prime Rate” means the highest rate published from time to time as the “Prime Rate” in The Wall Street Journal.

          “Purchase Price” has the meaning set forth in Section 2.02.

          “Purchaser” has the meaning set forth in the preamble to this Agreement.

          “Purchaser Board” means the Board of Directors of Purchaser.

          “Regulatory Authority” has the meaning set forth in Section 4.02(g).

          “Resolution Period” has the meaning set forth in Section 2.04(b).

          “Review Period” has the meaning set forth in Section 2.04(b).

          “Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for (or giving any person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of) shares of capital stock of such Person.

          “SEC” means the Securities and Exchange Commission.

          “Seller” has the meaning set forth in the preamble to this Agreement.

          “Seller Board” means the Board of Directors of Seller.

          “Shares” has the meaning set forth in Recital B to this Agreement.

          “Stock” means shares of capital stock (including common and preferred stock) or other equity interests (regardless of how designated) of or in a corporation or comparable entity (including a partnership, joint venture or limited liability company), whether voting or nonvoting, or general or limited.

          “Stock Purchase” means the stock purchase transaction contemplated by this Agreement.

          “Subsidiary” has the meanings ascribed to them in Rule 1-02 of Regulation S-X of the SEC.

          “Tax” and “Taxes” means any federal, state, local or foreign taxes, charges, fees, levies or other assessments, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

          “Tax Returns” means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with respect to any Tax.

          “Third Person” has the meaning set forth in Section 8.04.

          “Tier One Capital” means the total Tier One Capital of the Bank, determined in accordance with regulatory accounting guidelines (including Appendix A to 12 C.F.R. Part 225). Tier One Capital shall be calculated for purposes of this Agreement in the same manner as it is calculated for purposes of the Bank’s Call Reports. The Bank’s Tier One Capital as of March 31, 2005 is set forth on page 30, line 11 of “Schedule RC-R — Regulatory Capital” of the Bank’s Call Report as of March 31, 2005, and was $23,939,000 as of such date.

     Section 1.02. Construction. Unless the context of this Agreement clearly requires otherwise: (i) references to the plural include the singular and vice versa, (ii) references to any Person include such

Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, (iii) references to one gender include all genders, (iv) “including” is not limiting, (v) “or” has the inclusive meaning represented by the phrase “and/or”, (vi) the words “hereof,” “herein,” “hereby,” “hereunder” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (vii) section, clause, Exhibit and Schedule references are to this Agreement unless otherwise specified, and (viii) reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises regarding this Agreement, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

ARTICLE II
PURCHASE AND SALE OF SHARES; CLOSING

     Section 2.01. Purchase and Sale of Shares. Subject to the terms and conditions hereof, on the Closing Date, Seller shall sell, assign, transfer, grant, bargain, deliver and convey to Purchaser, and Purchaser shall purchase from Seller, the Shares and all rights thereto or evidenced thereby, including all rights to receive and share in dividends and distributions thereon and the right to vote on corporate matters, free from any Liens whatsoever.

     Section 2.02. Purchase Price. The purchase price that shall be paid by Purchaser to Seller for the Shares is $30,000,000 (the “Purchase Price”); subject to adjustment as provided in this Section 2.02 and Section 2.03. In the event that the Estimated Final Adjusted Tier One Capital is greater than $20,000,000, then, Seller shall cause the Bank, on or before the Closing Date, to make a dividend distribution to Seller in an amount equal to the amount by which the Estimated Final Adjusted Tier One Capital exceeds $20,000,000; provided, however, that in the event that, for regulatory or other reasons, the Bank shall not be entitled or otherwise permitted to dividend to Seller the entire amount of such excess prior to the Closing, then the Purchase Price shall be increased on a dollar-for-dollar basis by the amount of such excess that shall not have been so distributed by the Bank to Seller as a dividend prior to the Closing.

Illustration. For purposes of illustration of the calculation of the Purchase Price and related distributions to be made at or prior to the Closing, the Parties acknowledge and agree that, based upon the balance sheet data of the Bank as of April 30, 2005, the Purchase Price would have been $30,000,000 and the amount of the dividend distribution from the Bank to Seller would have been $5,322,000, respectively, as of such date, determined as follows: The Tier One Capital of the Bank as of April 30, 2005 was $24,237,000 and, as of the same date, the FAS 115 Adjustment was negative $1,699,000 (as compared to negative $2,784,000 at March 31, 2005), such that the Portfolio Adjustment was $1,085,000 ($2,784,000 — $1,699,000 = $1,085,000). Therefore, the Purchase Price as of such date would have been $30,000,000 and the amount of the dividend distribution from the Bank to Seller would have been $5,322,000 (which is the difference between Final Adjusted Tier One Capital of $25,322,000 (which is the sum of Tier One Capital as of April 30, 2005 of $24,237,000 and the amount of the Portfolio Adjustment as of April 30, 2005 of $1,085,000) and $20,000,000).

     Section 2.03. Payment of Purchase Price; Estimated Final Adjusted Tier One Capital. Not later than five Business Days prior to the Closing Date, Seller shall deliver to Purchaser a calculation of Seller’s good faith estimate of the Final Adjusted Tier One Capital. Purchaser shall have the right to review the computation and work papers and the underlying books and records used in such calculation and approve such calculation, which approval shall not be unreasonably withheld, delayed or conditioned. Such approved estimated Final Adjusted Tier One Capital, with such changes if any as may be agreed to between Seller and Purchaser not later than the Business Day immediately preceding the Closing Date, is the “Estimated Final Adjusted Tier One Capital.” Seller shall cause the Bank to make a dividend distribution to Seller immediately prior to the Closing Date in an amount, if any, by which the Estimated Final Adjusted Tier One Capital exceeds $20,000,000; provided, however, that in the event that, for regulatory or other reasons, the Bank shall not be entitled or otherwise permitted to dividend to Seller the entire amount of such excess prior to the Closing, then the Purchase Price shall be increased on a dollar-for-dollar basis by the amount of such excess that shall not have been so distributed by the Bank to Seller as a dividend prior to the Closing. The Purchase Price, subject to adjustment as provided in this Section 2.03, shall be payable by Purchaser to Seller on the Closing Date in immediately available funds by cashier’s check or wire transfer as instructed by Seller.

     Section 2.04. Determination of Final Adjusted Tier One Capital.

          (a) Seller Calculation. As soon as practicable, but in no event later than 15 days following the Closing Date, Seller shall prepare and deliver to Purchaser a calculation of the Final Adjusted Tier One Capital.

          (b) Disputes. After receipt of the calculation of the Final Adjusted Tier One Capital, Purchaser shall have 15 days (the “Review Period”) to review the calculation of the Final Adjusted Tier One Capital, together with the workpapers used in the preparation thereof. Purchaser may dispute items reflected in the calculation of the Final Adjusted Tier One Capital, but only on the basis that such amounts were not arrived at in accordance with this Agreement. Unless Purchaser delivers written notice to Seller on or prior to the end of the Review Period specifying in reasonable detail the amount, nature and basis of each disputed item, Purchaser shall be deemed to have accepted and agreed to the calculation of the Final Adjusted Tier One Capital. If Purchaser so notifies Seller of its objection to the calculation of the Final Adjusted Tier One Capital, Purchaser and Seller must, within 15 days (or such longer period as the Parties may agree) following such notice (the “Resolution Period”), attempt to resolve their differences and any resolution by them as to any disputed amounts is final, binding and conclusive on the Parties.

          (c) Arbitrators. If, at the conclusion of the Resolution Period, there are any amounts remaining in dispute as to the Final Adjusted Tier One Capital, then all amounts remaining in dispute shall be submitted to Clifton Gunderson LLP or such other accounting firm mutually selected by the Parties (the “Arbitrators”) within ten days after the expiration of the Resolution Period. Each Party shall execute, if requested by the Arbitrators, a reasonable engagement letter. All fees and expenses relating to the work, if any, to be performed by the Arbitrators shall be pro rata as between Seller on the one hand and Purchaser on the other in proportion to the allocation of the dollar amount of the amounts remaining in dispute between Seller and Purchaser made by the Arbitrators such that the prevailing Party shall pay the lesser proportion of such fees and expenses. The Arbitrators shall act as an arbitrator to determine, based solely on the provisions of this Section 2.04 and the presentations by Seller and Purchaser, and not by independent review, only those issues still in dispute and only as to whether such amounts were arrived at in accordance with this Agreement. The Arbitrators’ determination must be made within 30 days of their selection, must be set forth in a written statement delivered to Seller and Purchaser and shall be final, binding and conclusive on the Parties.

          (d) Adjustment to the Purchase Price. If the Final Adjusted Tier One Capital (as adjusted by agreement of the Parties as set forth herein or by the determination of the Arbitrators as set forth herein) exceeds the Estimated Final Adjusted Tier One Capital, then Purchaser shall pay Seller the amount of such excess. If the Final Adjusted Tier One Capital (as adjusted by agreement of the Parties as set forth herein or by the determination of the Arbitrators as set forth herein) is less than the Estimated Final Adjusted Tier One Capital, then Seller shall pay Purchaser the amount of such difference. Any payment required by this Section 2.04(d) must be paid by wire transfer of immediately available funds, to the account or accounts specified by the Party who is owed such payment, within five Business Days after the Final Adjusted Tier One Capital shall have been determined pursuant to this Section 2.04.

     Section 2.05. Closing. At Seller’s election, the closing of the transactions contemplated hereby (the “Closing”) shall take place on (i) the last business day of, or (ii) the first business day of the month following, in each case, the month during which all applicable waiting periods in connection with approvals of Governmental Authorities and the receipt of all approvals of Governmental Authorities and all conditions to the consummation of the Stock Purchase are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of such conditions), or on such other date after such satisfaction or waiver as Purchaser and Seller may agree (the “Closing Date”). On the Closing Date, (i) Purchaser shall pay to Seller the Purchase Price, as adjusted as provided in Section 2.02 and Section 2.03, in immediately available funds by cashier’s check or wire transfer as instructed by Seller, and (ii) Seller shall surrender possession of all of the Shares to Purchaser, free from any Liens whatsoever (other than Liens contemplated by this Agreement).

ARTICLE III
ACTIONS PENDING CLOSING

     Section 3.01. Forbearance of Bank Prior to Removal of Bank Directors. From the date hereof until the Closing Date, except as expressly contemplated by this Agreement, without the prior written consent of Purchaser, Seller shall not permit Bank or the Subsidiary of Bank to (i) conduct the business of Bank and its Subsidiary other than in the ordinary and usual course or fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, employees and business associates (and, in furtherance hereof, Seller shall cause Bank to (1) comply with its internal lending policy and procedures (including standards of creditworthiness, security requirements and lending limits), (2) continue to charge off loans in accordance with sound banking practices consistent with prior practice, and (3) continue to operate and price deposit offerings in a reasonable manner consistent with prior practice in the ordinary course of business), (ii) take any action that would adversely affect or delay the ability of Purchaser or Seller to perform any of their obligations on a timely basis under this Agreement, (iii) take any action while knowing that such action would, or is reasonably likely to, result in (1) any of Seller’s representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Closing Date, (2) any of the conditions to the Stock Purchase set forth in Article VI not being satisfied, or (3) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation, or (iv) sell investment securities prior to maturity, or purchase investment securities (except that Purchaser’s consent shall not be required for the purchase of U.S. Government securities having a maturity at the time of purchase of six months or less). The Parties acknowledge that Persons who are, or shall be, investors in Purchaser also are officers and/or directors of the Bank and, in such capacity, have the ability to control the actions and activities of the Bank and cause the Bank to comply with the provisions of this Section 3.01. Therefore, anything herein to the contrary notwithstanding, in the event that Purchaser shall, indirectly through any such Persons, cause the Bank to incur or otherwise accelerate expenses out of the ordinary course of business (including accelerating the amortization of prepaid expenses) or change its policy regarding establishing allowances for loan losses or charging-off loans or make other capital expenditures in excess of $25,000 without Seller’s prior approval, and such activities result in a reduction in the Final Adjusted Tier One Capital, then the

Purchase Price shall be increased by the amount of the reduction in the Final Tier One Capital caused thereby.

     Section 3.02. Forbearance of Bank Following Removal of Bank Directors. In addition to the obligations of Seller under Section 3.01, in the event that Persons identified by Purchaser to Seller pursuant to Section 4.03(f) no longer constitute a majority of the members of the Board of Directors of the Bank due to their removal from the Board of Directors of the Bank by Seller (in its capacity as sole shareholder of Bank) prior to the earlier to occur of the Closing or the termination of this Agreement, then, in such event, from the date of such removal until the earlier to occur of the Closing or the termination of this Agreement, except as expressly contemplated by this Agreement, without the prior written consent of Purchaser, Seller shall not permit the Bank or the Subsidiary of the Bank to (a) declare or pay any dividends or make any distributions to its shareholders in cash or in kind (except as permitted in Section 2.02), (b) make or permit any change in its capital Stock or capital structure, (c) increase any salaries or other benefits to employees or pay any bonuses, except in the ordinary course of business, (d) hire additional personnel, (e) acquire or dispose of material assets other than in the ordinary course of business, (f) extend or renew loans or advance additional sums to a borrower whose loans, in whole or in part, have been classified or listed as special mention, or included on a problem or watch list, by any Regulatory Authority or the Bank, (g) make loans other than in accordance with sound management practices consistent with prior practices, or (h) make or commit to make any new loan or new letter of credit or any new or additional advance under any existing line of credit (other than any advance which it is obligated to make pursuant to contracts to lend money in effect on the date hereof), in principal amounts in excess of $100,000.00 or to any out of territory customer. For purposes of the preceding clause (h), Seller’s requests for Purchaser’s consent shall be made in writing or via facsimile by or on behalf of Seller or the Bank to Chris Gavin at the address provided in Section 9.05, with a copy to A. S. Hart III the address provided in Section 9.05. If Purchaser shall not respond to any such request by the end of the fifth Business Day following receipt thereof, such request shall be deemed approved by Purchaser. For purposes of the preceding clause (h), an out of territory customer means a customer whose residence or principal place of business is located in a county other than one of the 12 Illinois counties listed in Section 5.08.

     Section 3.03. Board Observation Rights Following Removal of Bank Directors. In the event that Persons identified by Purchaser to Seller pursuant to Section 4.03(f) no longer constitute a majority of the members of the Board of Directors of the Bank due to their removal from the Board of Directors of the Bank by Seller (in its capacity as sole shareholder of Bank) prior to the earlier to occur of the Closing or the termination of this Agreement, then, in such event, from the date of such removal until the earlier to occur of the Closing or the termination of this Agreement, Seller shall cause the Bank to allow representatives of Purchaser to attend all board meetings and all loan committee meetings of the Bank, but without voting rights and as observers only (and provided such visitation rights shall not jeopardize any attorney-client privilege or require the Bank to divulge other privileged or confidential information), and provide Purchaser reasonable prior notice thereof.

     Section 3.04. Pre-Closing Examination Following Removal of Bank Directors. In the event that Persons identified by Purchaser to Seller pursuant to Section 4.03(f) no longer constitute a majority of the members of the Board of Directors of the Bank due to their removed from the Board of Directors of the Bank by Seller (in its capacity as sole shareholder of Bank) prior to the earlier to occur of the Closing or the termination of this Agreement, then, in such event, commencing upon receipt by Purchaser of all required regulatory approvals and continuing until the earlier to occur of the Closing or the termination of this Agreement, Seller shall permit Purchaser to review and examine such books, records, loan files and properties of the Bank as Purchaser shall deem appropriate (the “Pre-Closing Examination”). During the Pre-Closing Examination period, Seller shall cause the Bank to allow Purchaser and its authorized representatives, including but not limited to Purchaser’s outside accountants, to have immediate, full and reasonable access, during all normal business hours to its offices, properties, books and records in order to conduct the Pre-Closing Examination. Purchaser also shall be permitted to make reasonable inquiries of the Bank’s attorneys and accountants and such examination shall permit access to all information reasonably necessary for a prospective purchaser to assess the business of the Bank and the transactions contemplated by this Agreement; provided, however, that Seller shall not be required to provide Purchaser any information the disclosure of which would be contrary to any provision of law or regulation. If the Pre-Closing Examination reveals any material breach of any covenant, representation or warranty made by Seller in this Agreement, Purchaser may terminate this Agreement pursuant to Section 7.01(b) by notice in writing to Seller, whereupon after expiration of any cure period this Agreement shall forthwith become void and of no further force and effect as provided in Section 7.02.

     Section 3.05. Forbearance of Purchaser. From the date hereof until the Closing Date, except as expressly contemplated by this Agreement, without the prior written consent of Seller, Purchaser shall not (i) take any action that would adversely affect or delay the ability of Seller or Purchaser to perform any of their obligations on a timely basis under this Agreement, or (ii) take any action while knowing that such action would, or is reasonably likely to, result in (1) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Closing Date, (2) any of the conditions to the Stock Purchase set forth in Article VI not being satisfied, or (3) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

     Section 4.01. Disclosure Schedules. On or prior to the date hereof, Purchaser has delivered to Seller a schedule (its “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 4.02, provided, that the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Seller that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect.

     Section 4.02. Representations and Warranties of Seller Except as Previously Disclosed in a section of its Disclosure Schedule corresponding to the relevant section below, Seller hereby represents and warrants to Purchaser:

          (a) Organization, Standing and Authority. Seller is a duly organized and validly existing corporation in good standing under the laws of the State of Delaware, and has the power and authority to own, lease and operate its assets and properties and to conduct its business as now being conducted. Bank is a state bank duly organized, validly existing and in good standing under the laws of the State of Illinois and has the power and authority to own, lease and operate its assets and properties and to conduct its business as now being conducted. Seller has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

          (b) Corporate Authority. This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Seller and the Seller Board on or prior to the date hereof. This Agreement is a valid and legally binding obligation of Seller, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles). Assuming the receipt of all required regulatory approvals, the execution, delivery and performance of this Agreement shall not conflict with, result in the breach of, or constitute a default under any provision of law, the Articles of Incorporation or Bylaws of Seller or the Bank, or of any agreement, indenture or other instrument to which Seller or the Bank is a party or by which Seller or the Bank is bound.

          (c) Bank Stock. As of the date hereof and as of the Closing Date, the authorized Stock of the Bank consists (and shall consist) solely of shares of common stock, par value $20.00 per share, of which 80,000 Shares are issued and outstanding as of the date hereof and shall be issued and outstanding as of the Closing Date. The Shares have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). There are no shares of Stock of the Bank authorized and reserved for issuance, the Bank does not have any Rights issued or outstanding with respect to Stock of the Bank, and the Bank does not have any commitment to authorize, issue or sell any Stock of the Bank or Rights of the Bank, except pursuant to this Agreement. All of the Shares are owned beneficially and of record by Seller. Upon consummation of this transaction Purchaser shall receive good and marketable title to the Shares sold by the Seller hereunder, free and clear of all Liens.

          (d) Subsidiaries. Porter Insurance Agency, Inc. is the only Subsidiary of the Bank. The Bank owns, directly or indirectly, all the issued and outstanding equity securities of its Subsidiary. No equity securities of the Bank’s Subsidiary are or may become required to be issued by reason of any Right or otherwise. There are no contracts, commitments, understandings or arrangements by which the Bank’s Subsidiary is or may be bound to sell or otherwise transfer any of its equity securities. All the equity securities of the Bank’s Subsidiary are fully paid and nonassessable and are owned by the Bank free and clear of any Liens. There are no options, warrants or rights outstanding to acquire any capital stock of the Bank’s Subsidiary and no Person has any other right to purchase or acquire any unissued shares of stock of the Bank’s Subsidiary, nor does such Subsidiary have any obligation of any nature with respect to its unissued shares of stock. The Bank’s Subsidiary has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

          (e) Properties. (i) The Bank has marketable title to all of its owned real properties and the Subsidiary has no owned real properties, (ii) all leasehold interests for real property and personal property used by the Bank and its Subsidiary in their businesses are held pursuant to lease agreements which are valid and enforceable in accordance with their terms, (iii) the Bank and its Subsidiary have valid title or other ownership rights under licenses to all intangible personal or intellectual property necessary to conduct the business and operations of the Bank and its Subsidiary as presently conducted, free and clear of any claim, defense or right of any other Person, subject only to rights of the licensors pursuant to applicable license agreements, which rights do not adversely interfere with the use of such property, (vi) all tangible properties used in the businesses of the Bank and its Subsidiary are, in all material respects, in good condition, reasonable wear and tear excepted, and are useable in the ordinary course of business consistent with past practices , and (vii) all licenses, leases or rental agreements for real or personal property to which the Bank is a party are valid and enforceable in accordance with their terms, and there has been no material default by any party thereto, nor can the interest or obligation of the Bank under any such lease or rental agreement be terminated or accelerated by any other party thereto by reason of the transactions contemplated by this Agreement.

          (f) Financial Statements. The Bank’s Consolidated Reports of Condition and Income for the year ending December 31, 2004, and the quarter ending March 31, 2005, as filed with the Federal Reserve, fairly present the financial position, the results of operations, changes in stockholders’

equity and changes in cash flows, as the case may be, of the Bank and its Subsidiary for the periods to which they relate, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except for regulatory reporting differences required by the reports.

          (g) Regulatory Matters and Reports. Neither the Bank nor its Subsidiary or any of their properties is a party to or is subject to any cease-and-desist order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of it or its Subsidiary (collectively, the “Regulatory Authorities”). Since January 1, 2002, each of the Bank and its Subsidiary has filed all reports and statements, together with any amendments required to be made with respect thereto, if any, that it was required to file with each Regulatory Authority with jurisdiction over the Bank or its Subsidiary, and has paid all fees and assessments due and payable in connection therewith. As of their respective dates, each of such reports and documents, as amended, including any financial statements, exhibits and schedules thereto, complied with the relevant statutes, rules and regulations enforced or promulgated by the Regulatory Authority with which they were filed, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (h) Tax Matters. The Bank is a “C” corporation for federal income tax purposes. The Bank has filed all Tax Returns required to be filed by it and has paid, or set up an adequate reserve for the payment of, all amounts required to be paid as shown on such Tax Returns. There is no examination being conducted and the Bank has not been notified in writing that an examination is pending by the Internal Revenue Service (the “IRS”) or any state taxing authority with respect to the Bank. The IRS has audited the consolidated Tax Returns of Seller for the years ended December 31, 2002 and 2003. Seller has filed an automatic extension for the filing of its consolidated Tax Return for 2004 and shall file such Tax Returns on or prior to September 15, 2005. There is no Lien for Taxes upon the assets of the Bank, except for statutory Liens for taxes not yet delinquent or the validity of which is being contested in good faith by appropriate proceedings and, in either case, only if adequate reserves therefor have been established on the books of the Bank. The Bank has withheld from its employees and timely paid to the appropriate governmental agency proper and accurate amounts for all periods through the date hereof in material compliance with all tax withholding provisions of applicable laws, including, without limitation, income, social security and employment tax withholding with respect to all types of applicable compensation.

          (i) Investments. The Disclosure Schedule includes an accurate and complete list of all investment securities of the Bank as of March 31, 2005.

          (j) Labor Relations. The Bank is not a party to or affected by any collective bargaining agreement, nor is it a party to any pending, or to the knowledge of the Seller, threatened labor dispute, labor organizational efforts or labor negotiations. The Bank has complied with all applicable laws relating to the employment of labor including, but not limited to, the provisions thereof relating to wages, hours, collective bargaining, payment of social security taxes and equal employment opportunity, the violation of which would have a Material Adverse Effect on the Bank.

          (k) Benefit Plans.

               (i) The Disclosure Statement lists each of the Bank’s employee bonus, incentive, deferred compensation, stock purchase, stock appreciation right, phantom stock, stock option, restricted stock, hospitalization, group insurance, death benefit, health, dental, welfare, disability, vacation, sick leave, severance pay, pension, profit sharing, stock bonus, thrift, savings, employee stock ownership, executive supplemental income plan and every employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (collectively referred to as the “Benefit Plans”), which the Bank maintains, or to which it contributes, on behalf of current or former employees. All of the Benefit Plans comply in all material respects with all applicable requirements of ERISA and all applicable federal and state laws, including without limitation the reporting and disclosure requirements of Part 1 of Title I of ERISA. No legal or governmental action or proceeding has been brought against a current or former employee of the Bank for a breach of a fiduciary duty under any of the Benefit Plans. Each of the Benefit Plans that is intended to be a plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), has received a favorable determination letter from the IRS that the plan is qualified under Section 401(a) of the Code. The Bank does not have in effect nor has it had in effect during the past ten years any defined benefit plan (as defined in Section 3(35) of ERISA). Except as described in the Disclosure Schedule, the Bank does not have in effect nor does it have any liability with respect to any defined contribution plan (as defined in Section 3(34) of ERISA) or profit sharing plan (as defined in Treas. Reg. §1.401-1(b)(1)(ii)). No “reportable event” (as defined in Section 4043(c) of ERISA) has occurred with respect to any Benefit Plan, and no Benefit Plan has engaged in a “prohibited transaction” (as defined in Section 406 of ERISA and Section 4975(c) of the Code) since the date on which said sections became applicable to such Benefit Plan which could reasonably result in a Material Adverse Effect. The Bank has not maintained or contributed to any “multi-employer plan” as such term is defined in Section 3(37) of ERISA.

               (ii) Seller has delivered or made available to Purchaser copies of (i) each Benefit Plan, (ii) the most recent summary plan descriptions of each Benefit Plan, (iii) each existing trust agreement, insurance policy or other instrument relating to the funding or administration of any Benefit Plan, (iv) the most recent annual reports (Form 5500 series) and accompanying schedules filed with the IRS or the United States Department of Labor with respect to each Benefit Plan for which such reports are required by the Code or ERISA, (v) the most recent determination letter issued by the IRS with respect to each Benefit Plan that is intended to qualify under Section 401(a) of the Code, (vi) the most recent available financial statements for each Benefit Plan, and (viii) the most recent audited financial statements for each Benefit Plan for which audited statements are required by ERISA.

          (l) FDIC Deposit Insurance. The deposit accounts of the Bank are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation to the maximum extent provided by law, and there has not occurred any act or default on the part of the Bank which could materially and adversely affect its status as an insured bank.

          (m) Certain Agreements. Except as disclosed in the Disclosure Schedule or set forth herein, Bank is not a party to or bound by any written or oral (i) consulting or employment agreement or other agreement providing any compensation guarantee, or (ii) contract containing covenants which limit the ability of the Bank to compete in any line of business or with any Person or which involve any restriction of the geographical area in which, or method by which the Bank may carry on its business (other than as may be required by law or applicable regulatory authorities).

          (n) No Brokered Deposits or Derivative Securities. Except as disclosed in the Disclosure Schedule, the Bank has not accepted deposits for which it has paid a fee. The Bank owns no derivative securities.

          (o) FHLB Advances. Except as disclosed in the Disclosure Schedule, the Bank has no borrowings from the Federal Home Loan Bank (the “FHLB”) (and all documents related to any borrowings by the Bank from the FHLB are included in the Disclosure Schedule).

          (p) Litigation. The Disclosure Schedule lists all pending or threatened litigation by or against the Bank and, except as set forth in the Disclosure Schedule, there is no claim, unsatisfied judgment, litigation, proceeding, or investigation pending, or, to the knowledge of Seller, threatened against the Bank which might result in any Material Adverse Effect.

          (q) Brokers’ Fees. Except with respect to its engagement of Ryan, Beck and Company, Inc., Seller has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fee in connection with the transactions contemplated by this Agreement. Seller, and not Purchaser, shall be solely liable for any fees or other compensation due Ryan, Beck and Company, Inc.

     Section 4.03. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Seller:

          (a) Organization, Standing and Authority. Purchaser is duly organized, validly existing corporation in good standing under the laws of the State of Iowa, and has the power and authority to own, lease and operate its assets and properties and to conduct its business as now being conducted and as contemplated to be conducted. Purchaser has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

          (b) Corporate Authority. This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Purchaser and the Purchaser Board on or prior to the date hereof. This Agreement is a valid and legally binding obligation of Purchaser, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles). Assuming the receipt of all required regulatory approvals, the execution, delivery and performance of this Agreement shall not conflict with, result in the breach of, or constitute a default under any provision of law, the Articles of Incorporation or Bylaws of Purchaser, or of any agreement, indenture or other instrument to which Purchaser is a party or by which Purchaser is bound.

          (c) Regulatory Approvals, No Defaults. No consents or approvals of, or filings or registrations with, any court, administrative agency or commission or other governmental authority or instrumentality or with any third party are required to be made or obtained by Purchaser in connection with the execution, delivery or performance by Purchaser of this Agreement or to consummate the Stock Purchase, except for filings of applications or notices with the Federal Reserve and the Illinois DFPR.

          (d) Financing and Equity Investment. Nothing has come to the attention of Purchaser that causes Purchaser to believe that it shall not be able to obtain all debt and equity financing necessary to consummate the Stock Purchase.

          (e) Brokers’ Fees. Purchaser has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fee in connection with the transactions contemplated by this Agreement that would result in any liability or obligation on the part of Seller.

          (f) Purchaser’s Investors. Purchaser has delivered to Seller a list of each officer, employee or director of the Bank who is an investor in Purchaser (either directly or through affiliates) and Purchaser shall update such list and promptly deliver the same to Seller in the event that such list shall change after the date hereof.

ARTICLE V
COVENANTS

     Section 5.01. Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of Seller and Purchaser shall use its reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Stock Purchase as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other Party to that end.

     Section 5.02. Press Release. Each of Seller and Purchaser shall not, without the prior approval of the other Party (which approval shall not be unreasonably withheld, delayed or conditioned), issue any press release or written statement for general circulation relating to the Stock Purchase or the other transactions contemplated hereby, except as otherwise required by applicable law or regulation or Nasdaq rules (provided that the issuing Party shall nevertheless provide the other Party with notice of, and the opportunity to review, any such press release or written statement).

     Section 5.03. Acquisition Proposals. Seller shall not, directly or indirectly, solicit inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any Person relating to, any Acquisition Proposal, except to the extent legally required for the discharge by the Seller Board of its fiduciary duties as advised by counsel to the Seller Board. Seller shall immediately cease and cause to be terminated any discussions or negotiations conducted prior to the date of this Agreement with any parties other than Purchaser with respect to any of the foregoing.

     Section 5.04. Regulatory Applications. Purchaser and Seller shall, and each shall cause their Subsidiaries to, cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement. Purchaser and Seller shall make all required bank regulatory filings, including the appropriate filing with the Federal Reserve and the Illinois DFPR, within 30 days after the date hereof. The Parties understand and agree that, in the event that Purchaser shall request that Seller engage in any of the financing and/or investment arrangements described in Section 5.05, then the Parties shall consult and confer with the applicable Governmental Authorities, including the Federal Reserve and the Illinois DFPR, regarding such arrangements in order to ensure that all applicable Governmental Authorities, including the Federal Reserve and the Illinois DFPR, shall have specifically approved the terms of any such financing or investment arrangements by Seller and have specifically concluded that the existence or terms of any such financing or investment arrangements would not create a presumption of continued control by Seller over the Bank. Each of Purchaser and Seller shall have the right to review in advance, and to the extent practicable each shall consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each Party shall act reasonably and as promptly as practicable. Each Party shall consult with the other Party with respect to obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each Party shall keep the other Party appraised of the status of material matters relating to completion of the transactions contemplated hereby. Each Party shall, upon request, furnish the other Party with all information concerning itself and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other Party or any of its Subsidiaries to any third party or Governmental Authority.

     Section 5.05. Seller Financing/Investment. Subject to the satisfaction (or waiver by Seller) of the conditions set forth below in this Section 5.05, if requested in writing by Purchaser within 60 days of the date of this Agreement, Seller shall (either directly or, in its sole discretion, through any of its affiliates), as of the Closing, (a) make to Purchaser a $4,995,000, 10-year senior term loan (fully amortizing on mutually agreeable terms), with interest (floating) at Prime plus 1/2 percent, secured by all of the Stock of the Bank, and having other customary terms and conditions reasonably satisfactory to Seller, and (b) at the election of Purchaser, either (i) purchase $5,000,000 of perpetual cumulative preferred stock of Purchaser with a dividend rate of 7 1/2 percent, and having other customary terms and conditions reasonably satisfactory to Seller (including the payment by Purchaser to Seller of an up front financing fee in an amount customary for transactions such as the transaction described in this clause (b)(i) and the reimbursement by Purchaser to Seller of all of Sellers’ reasonable attorneys’ fees incurred in connection with the transaction described in this clause (b)(i)), or (ii) make a $5,000,000, unsecured subordinated loan to Purchaser, with an interest rate of 7 1/2 percent, a term of 10 years and having other customary terms and conditions reasonably satisfactory to Seller (including the payment by Purchaser to Seller of an up front financing fee in an amount customary for transactions such as the transaction described in this clause (b)(ii) and the reimbursement by Purchaser to Seller of all of Sellers’ reasonable attorneys’ fees incurred in connection with the transaction described in this clause (b)(ii)). Purchaser shall use the proceeds of any such borrowings or investments to pay a portion of the Purchase Price. The obligations of Seller under this Section 5.05 shall be subject to the satisfaction (or waiver by Seller) of each of the following conditions: (a) on or prior to the 60th day after the date of this Agreement, Purchaser shall have firm commitments to sell, and such sales shall occur as of or before the Closing Date, at least $20,000,000 of common voting equity of Purchaser, (b) all applicable Governmental Authorities having jurisdiction over the Stock Purchase, including the Federal Reserve and the Illinois DFPR, shall have specifically approved the terms of any such financing or investment arrangements by Seller and shall have specifically concluded that the existence or terms of any such financing or investment arrangements would not create a presumption of continued control by Seller over the Bank, (c) on a pro forma basis, after giving effect to the Stock Purchase and Purchaser’s total debt and equity capitalization (including any arrangements involving Seller under this Section 5.05), Purchaser and Bank each shall be “well-capitalized” under the regulatory framework for prompt corrective action, (d) any subordinated debt that may be issued by Purchaser to a financing subsidiary of Purchaser as part of any trust preferred securities that may be issued by such financing subsidiary of Purchaser shall be expressly subordinated to any unsecured subordinated loan that may be made by Seller or any of its affiliates pursuant to this Section 5.05, and (e) Seller shall be satisfied in its discretion with the forecasts and projections and other financial data provided by Purchaser (for Purchaser and the Bank) using customary underwriting criteria that Seller and/or its affiliates would use in any other arm’s-length loan or investment transaction.

     Section 5.06. Notification of Certain Matters. Each of Seller and Purchaser shall give prompt notice to the other prior to the Closing of any fact, event or circumstance known to it that would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

     Section 5.07. Transition Services. Seller and Purchaser shall cooperate, confer and negotiate between the date hereof and the Closing Date to identify and agree upon any transition services that may be provided by one Party (or its affiliates) to the other Party (or its affiliates) from and after the Closing, and the Parties shall use their commercially reasonable efforts to negotiate mutually satisfactory terms, provisions, timing and pricing of such services; provided, however, that no Party shall have any obligation to enter into any such arrangement if it is prohibited by law or regulation or would be deemed to constitute control by Seller of the Bank after the Closing.

     Section 5.08. Use of Bank Name. From and after the Closing Date, the Bank shall not (a) use the name “Midwest Bank” (or any derivation thereof) on or with respect to any business or office of the Bank (or any affiliate of the Bank) except in state of Iowa or in any of the following Illinois counties: Warren, Mercer, Henderson, Knox, Rock Island, Henry, Peoria, Hancock, McDonough, Fulton, Adams or Schuyler, or (b) after a reasonable time following the Closing Date, use the logo(s) and other trade marks and symbols of the Bank, Seller or Midwest Bank and Trust Company (regardless of whether any such logo(s), trade marks or other symbols also are currently used by the Bank).

     Section 5.09. Escrow Deposit. On or before June 30, 2005, (i) Purchaser and Seller shall appoint an escrow agent (the “Escrow Agent”) mutually satisfactory to Purchaser and Seller, and Purchaser, Seller and the Escrow Agent shall execute the Escrow Agreement, in substantially the form attached hereto as Exhibit A, and (ii) Purchaser shall deposit $1,000,000 in the escrow account created under the Escrow Agreement and such deposit shall be available as provided herein and in the Escrow Agreement to satisfy the obligations of Purchaser to Seller under Section 7.03. In the event that Purchaser requests from Seller any of the financing or investment arrangements referred to in Section 5.05, then, contemporaneously with such request, Purchaser shall deposit an additional $500,000 in the escrow account created under the Escrow Agreement and such deposit shall be available as provided herein and in the Escrow Agreement to satisfy the obligations of Purchaser to Seller under Section 7.03.

     Section 5.10. Transfer of Vehicle. On or prior to the Closing Date, Seller shall transfer to Bank title to the vehicle currently driven by the President of the Bank for a cash purchase price equal to the book value of such vehicle as set forth in the books and records of Seller as of the Closing Date.

     Section 5.11. SERP and Employment Agreements. Seller shall assign to Purchaser or the Bank, as applicable, on the Closing Date the Supplemental Executive Retirement Plan with respect to Messrs. Gavin, Allen and Gillen, and Purchaser shall, and shall cause the Bank from and after the Closing to, assume all obligations thereunder, and Purchaser shall, and shall cause the Bank from and after the Closing to, indemnify Seller against, and hold Seller harmless from, all liabilities and obligations thereunder. Purchaser shall, and shall cause the Bank from and after the Closing to, indemnify Seller against, and hold Seller harmless from, all liabilities and obligations under the Employment Agreements described in Section 4.02(m) of the Disclosure Schedule.

     Section 5.12. Non-Solicitation. From and after the Closing Date until the second anniversary of the Closing Date, Seller shall not, directly or indirectly, (1) solicit, induce or influence to hire, any individual who is employed by the Bank or its Subsidiary as of the Closing Date; provided, however, that neither Seller nor its affiliates shall be prohibited from hiring or otherwise employing any such individual who shall not have been specifically solicited for such employment by Seller or its affiliates, (2) solicit, induce or influence, or attempt to solicit, induce or influence, any banking business of any borrower or depositor of the Bank as of the Closing Date; provided, however, that neither Seller nor its affiliates shall be prohibited from accepting unsolicited business from any such borrower or customer of Bank, or (3) establish a de novo branch or other banking office in any of the Illinois counties listed in Section 5.08; provided, however, that neither Seller nor its affiliates shall be prohibited from acquiring (as opposed to establishing de novo) a branch or other banking office in any such county provided that the aggregate amount of deposits of such branch(es) or other banking office(s) represent in the aggregate less than 50% of the consolidated deposits being acquired in such acquisition by Seller or its affiliates. From and after the Closing Date until the second anniversary of the Closing Date, Purchaser shall not, directly or indirectly (including through the Bank), (1) solicit, induce or influence to hire, any individual who is employed by Seller or any of its Subsidiaries as of the Closing Date; provided, however, that neither Purchaser nor its affiliates shall be prohibited from hiring or otherwise employing any such individual who shall not have been specifically solicited for such employment by Purchaser or its affiliates, or (2) solicit, induce or influence, or attempt to solicit, induce or influence, any banking business of any borrower or depositor of the Seller or its affiliates (including Midwest Bank and Trust Company) as of the Closing Date; provided, however, that neither Purchaser nor its affiliates shall be prohibited from accepting unsolicited business from any such borrower or customer of Seller or its affiliates.

     Section 5.13. Litigation Settlement or Resolution. Anything herein to the contrary notwithstanding, in the event that that certain litigation referred to in Section 4.02(p) of the Disclosure Schedule shall be settled or otherwise resolved prior to the Closing Date for any amount in excess of $70,000 (not taking into account any reasonable costs or attorneys’ fees incurred between the date hereof and the Closing Date in connection therewith), then, on the Closing Date, Purchaser shall pay to Seller an amount in cash equal to the amount by which the amount to settle or otherwise resolve such litigation matter exceeded $70,000 (not taking into account any reasonable costs or attorneys’ fees incurred between the date hereof and the Closing Date in connection therewith).

     Section 5.14. Tax Matters. The following provisions shall govern the allocation of responsibility as between Seller and Purchaser for certain Tax matters following the Closing Date.

          (a) Pre-Closing and Post-Closing Taxes. Seller shall indemnify Purchaser and hold it harmless from and against any loss, claim, liability, expense, or other damage attributable to (i) all Taxes, or the nonpayment thereof, of the Bank for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes, but does not end on, the Closing Date (“Pre-Closing Tax Period”). Purchase shall, and shall cause Bank to, indemnify Seller hold it harmless from and against any loss, claim, liability, expense, or other damage attributable to (i) all Taxes, or the nonpayment thereof, of the Bank and its Subsidiary for all taxable periods ending after the Closing Date and the portion including after the Closing Date for any taxable period that includes, but does not begin with, the Closing Date (“Post-Closing Tax Period”). In the case of any taxable period that includes, but does not end on, the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Bank and its Subsidiary for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date and the amount of other Taxes of the Bank or its Subsidiary for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

          (b) Responsibility for Filing Post-Closing Tax Returns. Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Bank and its Subsidiary that are filed after the Closing Date (other than income Tax Returns with respect to periods for which a consolidated, unitary or combined income Tax Return of Seller shall include the operations of the Bank and its Subsidiary and any separate company Illinois returns required to be filed for the Bank and its Subsidiary for the tax period ending at or before the Closing Date). Purchaser and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Section 5.14 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Purchaser and Seller shall (A) retain all books and records with respect to Tax matters pertinent to the Bank and its Subsidiary relating to any taxable period beginning before the Closing Date until the expiration of the three year (3) statute of limitation (and, to the extent notified by Seller or Purchaser, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) give the other Party reasonable written notice prior to transferring, destroying, or discarding any such books and records and, if the other

Party so requests, Purchaser or Seller, as the case may be, shall allow the other Party to take possession of such books and records.

     Section 5.15. Severance Plan. Purchaser shall cause the Bank to adopt a severance policy covering all employees of the Bank with such policy to be effective immediately upon and contemporaneously with the Closing in replacement of any then existing severance policies applicable to employees of the Bank. The obligation of Purchaser under this section shall survive the Closing.

ARTICLE VI
CONDITIONS TO CONSUMMATION OF STOCK PURCHASE

     Section 6.01. Conditions to Each Party’s Obligations to Effect Stock Purchase. The respective obligation of each of Purchaser and Seller to consummate the Stock Purchase is subject to the fulfillment or written waiver by Purchaser and Seller prior to the Closing Date of each of the following conditions:

          (a) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

          (b) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated hereby.

     Section 6.02. Conditions to Obligations of Seller to Effect Stock Purchase. The obligation of Seller to consummate the Stock Purchase is also subject to the fulfillment or written waiver by Seller prior to the Closing Date of each of the following conditions:

          (a) Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak only as of the date of this Agreement or some other date shall be true and correct in all material respects as of such date), and Seller shall have received a certificate, dated the Closing Date, signed on behalf of Purchaser by the Chief Executive Officer and the Chief Financial Officer of Purchaser to such effect.

          (b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations or covenants required to be performed by it under this Agreement at or prior to the Closing, and Seller shall have received a certificate, dated the Closing Date, signed on behalf of Purchaser by the Chief Executive Officer and the Chief Financial Officer of Purchaser to such effect.

          (c) Certified Resolutions. Seller shall have received from Purchaser a copy of resolutions duly adopted by the Purchaser Board authorizing the execution and delivery of this Agreement and any other agreement executed and delivered by Purchaser in connection herewith and the consummation of the transactions herein and therein contemplated to be consummated by Purchaser, duly certified, as of the Closing Date, by the Secretary or any Assistant Secretary of Purchaser.

     Section 6.03. Conditions to Obligations of Purchaser to Effect Stock Purchase. The obligation of Purchaser to consummate the Stock Purchase is also subject to the fulfillment or written waiver by Purchaser prior to the Closing Date of each of the following conditions:

          (a) Representations and Warranties. The representations and warranties of Seller set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak only as of the date of this Agreement or some other date shall be true and correct as of such date) and Purchaser shall have received a certificate, dated the Effective Date, signed on behalf of Seller by the Chief Executive Officer and the Chief Financial Officer of Seller to such effect.

          (b) Performance of Obligations of Seller. Seller shall have performed in all material respects all obligations or covenants required to be performed by it under this Agreement at or prior to the Closing, and Purchaser shall have received a certificate, dated the Closing Date, signed on behalf of Seller by the Chief Executive Officer and the Chief Financial Officer of Seller to such effect.

          (c) No Material Adverse Effect. Since the date of this Agreement, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events is reasonably likely to have a Material Adverse Effect with respect to Bank.

          (d) Certified Resolutions. Purchaser shall have received from Seller a copy of resolutions duly adopted by the Seller Board authorizing the execution and delivery of this Agreement and any other agreement executed and delivered by Seller in connection herewith and the consummation of the transactions herein and therein contemplated to be consummated by Seller, duly certified, as of the Closing Date, by the Secretary or any Assistant Secretary of Seller.

          (e) Certified Articles and Bylaws. Purchaser shall have received from Seller a copy of the articles or certificate of incorporation of the Bank certified as correct and complete as of a recent date by the Secretary of State or comparable official of the jurisdiction of incorporation of the Bank, and a copy of the bylaws of the Bank, as amended, certified as correct and complete as of the Closing Date by the Secretary of Seller.

          (f) Other Documents. Purchaser shall have received from Seller at the Closing (i) the certificates representing all of the issued and outstanding Shares of the Bank in proper form for transfer (endorsed or with attached executed stock powers), free and clear of all Liens, and (ii) the minute books, Articles of Incorporation, bylaws, stock ledgers, stock certificate books and all corporate seals of the Bank and such original deeds, title policies, guarantees and opinions, correspondence, leases, contracts, insurance policies, notes and records and all other records kept by the Bank (provided, however, that any items referred to in this clause (ii) that are located on any Bank premises shall be deemed to have been delivered to Purchaser as of the Closing Date), and (iii) the resignation of any director of Bank requested by Purchaser no later than five Business Days prior to the Closing Date.

ARTICLE VII
TERMINATION

     Section 7.01. Termination. This Agreement may be terminated, and the Stock Purchase may be abandoned:

          (a) Mutual Consent. By the mutual written consent of Purchaser and Seller at any time prior to the Closing.

          (b) Breach. By Purchaser or Seller, at any time prior to the Closing, in the event of either: (i) a material breach by the other Party of any representation or warranty contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach, or (ii) a material breach by the other Party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach.

          (c) Delay. By Purchaser or Seller, at any time prior to the Closing, in the event that the Stock Purchase is not consummated by the later to occur of (i) October 31, 2005, and (ii) the date that is 45 days after the receipt of all required regulatory approvals required to consummate the Stock Purchase; provided, however, that, notwithstanding the foregoing, either Purchaser or Seller may terminate this Agreement in the event that the Stock Purchase is not consummated by December 31, 2005, except to the extent that the failure of the Stock Purchase then to be consummated arises out of or results from the knowing action or inaction of the Party seeking to terminate pursuant to this Section 7.01(c).

          (d) No Approval. By Purchaser or Seller in the event the approval of any Governmental Authority required for consummation of the Stock Purchase and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority.

          (e) Escrow Deposit. By Seller in the event that Purchaser does not deposit $1,000,000 with the Escrow Agent pursuant to the Escrow Agreement on or before June 30, 2005, to secure the obligations of Purchaser under Section 7.03.

     Section 7.02. Effect of Termination. In the event of termination of this Agreement and the abandonment of the Stock Purchase pursuant to this Article VII, no Party to this Agreement shall have any liability or further obligation to any other Party except (i) as provided in Section 7.03 and Article VIII, and (ii) that termination shall not relieve a breaching Party from liability for any breach of this Agreement giving rise to such termination; provided, however, that, notwithstanding the foregoing, in the event that this Agreement is terminated pursuant to this Article VII on account of a willful breach of any of the representations and warranties set forth herein or any breach of any of the agreements set forth herein, then the non-breaching Party shall be entitled to recover appropriate damages from the breaching Party, including, without limitation, reimbursement to the non-breaching Party of its costs, fees and expenses (including attorneys’, accountants’ and advisors’ fees and expenses) incident to the negotiation, preparation and execution of this Agreement and related documentation, provided further, however, that nothing in this proviso shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the non-breaching Party. The obligations of the Parties under this Section 7.02 shall expressly survive the termination of this Agreement.

     Section 7.03. Termination Fee. In the event that this Agreement terminates for any reason other than (i) by the mutual written consent of the Parties pursuant to Section 7.01(a), or (ii) by Purchaser pursuant to Section 7.01(b) as a result of a material breach hereof by Seller, or (iii) by either Party pursuant to Section 7.01(c) in the event that the Stock Purchase is not consummated by December 31, 2005 provided that (A) at the time of such termination Purchaser shall have raised at least $20,000,000 of common voting equity of Purchaser to be used to fund the Stock Purchase and (B) at the time of such termination Purchaser shall have raised (or otherwise had firm commitments for) such additional funds such that on a pro forma basis, after giving effect to the Stock Purchase and Purchaser’s total debt and equity capitalization (including any arrangements involving Seller under Section 5.05), Purchaser and Bank each would have been “well-capitalized” under the regulatory framework for prompt corrective action had the Stock Purchase been consummated as of the date of such termination, or (iv) by either Party pursuant to Section 7.01(d) as a result of the final nonappealable action of a Governmental

Authority provided that (A) such final nonappealable action does not arise out of or result from the action or inaction of Purchaser, (B) at the time of such final nonappealable action Purchaser shall have raised at least $20,000,000 of common voting equity of Purchaser to be used to fund the Stock Purchase and (C) at the time of such final nonappealable action Purchaser shall have raised (or otherwise had firm commitments for) such additional funds such that on a pro forma basis, after giving effect to the Stock Purchase and Purchaser’s total debt and equity capitalization (including any arrangements involving Seller under Section 5.05), Purchaser and Bank each would have been “well-capitalized” under the regulatory framework for prompt corrective action had the Stock Purchase been consummated as of the date of such termination, then, Purchaser shall immediately pay to Seller a cash termination fee equal to (i) $1,500,000, in the event that Purchaser requests from Seller any of the financing or investment arrangements referred to in Section 5.05 (in accordance with the terms and conditions of such Section 5.05), or (ii) $1,000,000, in the event that Purchaser shall not have requested from Purchaser any of the financing or investment arrangements referred to in Section 5.05 (in accordance with the terms and conditions of such Section 5.05). The obligations of Purchaser under this Section 7.03 shall expressly survive the termination of this Agreement.

ARTICLE VIII
INDEMNIFICATION

     Section 8.01. Seller. Seller hereby agrees to protect, defend, indemnify and hold harmless Purchaser from and against any and all Losses incurred, paid or sustained by Purchaser arising out of, based upon or relating to: (i) the inaccuracy or untruth in any respect of any of the representations or warranties made by Seller pursuant to this Agreement (including without limitation any claims resulting from the matters covered in Section 4.02(c), and (ii) the breach by Seller of or the failure of Seller to perform any covenants or agreements made by Seller in this Agreement.

     Section 8.02. Purchaser. Purchaser hereby agrees to protect, defend, indemnify and hold harmless Seller from and against any and all Losses incurred, paid or sustained by Seller arising out of, based upon or relating to: (i) the inaccuracy or untruth in any respect of any of the representations or warranties made by Purchaser pursuant to this Agreement, (ii) the breach by Purchaser of or the failure of Purchaser to perform any covenants or agreements made by Purchaser in this Agreement, and (iii that certain litigation referred to in Section 4.02(p) of the Disclosure Schedule.

     Section 8.03. Scope. Each Party agrees that, except for the representations and warranties contained in this Agreement, no Party has made any other representation or warranty to any other Party, and each Party hereby disclaims any other representations and warranties made by itself or others with respect to the execution and delivery of this Agreement or the transactions contemplated hereby.

     Section 8.04. Notice of Claims. Promptly after any Indemnified Party shall have received notice of or has knowledge of any claim for indemnification hereunder, or the commencement of any claim, controversy or proceeding by a Person not a party to this Agreement (a “Third Person”), the Indemnified Party must, as a condition precedent to a claim with respect thereto being made against the Indemnifying Party pursuant to Section 8.01 or Section 8.02, give the Indemnifying Party written notice of such claim, controversy or proceeding. Such notice must state the nature and the basis of such claim, controversy or proceeding and a reasonable estimate of the amount thereof.

     Section 8.05. Third Person Claims. The Indemnifying Party shall have the right to defend and settle, at its own expense and by its own counsel, any claim, controversy or proceeding by a Third Person. If the Indemnifying Party undertakes to defend or settle a Third Party claim, controversy or proceeding, it must promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party must cooperate with the Indemnifying Party and its counsel in the defense thereof and in any settlement thereof. Such cooperation includes furnishing the Indemnifying Party with any books, records or information reasonably requested by the Indemnifying Party that are in the Indemnified Party’s possession or control. All Indemnified Parties must use the same counsel, which is the counsel selected by the Indemnifying Party; provided that, if counsel to the Indemnifying Party has a conflict of interest that prevents such counsel for the Indemnifying Party from representing the Indemnified Party, the Indemnified Party shall have the right to participate in such matter through counsel of its own choosing and the Indemnifying Party must reimburse the Indemnified Party for the reasonable fees and expenses of its counsel. After the Indemnifying Party has notified the Indemnified Party of the Indemnifying Party’s intention to undertake to defend or settle any such claim or Controversy, and for so long as the Indemnifying Party diligently pursues such defense, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted liability, except to the extent set forth in the “provided that” clause in the immediately preceding sentence. If the Indemnifying Party desires to accept a final and complete settlement of any such Third Person claim, controversy or proceeding offered or agreed to by the Third Person and the Indemnified Party refuses to consent to such settlement, then the Indemnifying Party’s liability under Article VIII with respect to such Third Person claim, controversy or proceeding shall be limited to the amount so offered or agreed to in settlement by such Third Person and the Indemnified Party must reimburse the Indemnifying Party for any additional costs of defense which the Indemnifying Party subsequently incurs with respect to such Third Party claim, controversy or proceeding and all additional costs of settlement or judgment.

     Section 8.06. Limitations on Purchaser. No claim for indemnification under Section 8.01(i) may be made by Purchaser against Seller unless or until the aggregate amount for all such claims by Purchaser against Seller exceeds $250,000 (the “Basket Amount”) and, if the aggregate amount of all such claims exceeds the Basket Amount (after which point Seller shall be obligated to indemnify Purchaser from and against all Losses in excess of the Basket Amount), Seller shall be liable with respect to such aggregate amount in excess of the Basket Amount; provided, however, that no claim for indemnification under Section 8.01(i) made by Purchaser against Seller shall be payable by Seller to Purchaser in excess of the Purchase Price (the “Maximum Amount”). Except for the representations and warranties of Seller set forth in Section 4.02(a), Section 4.02(b), Section 4.02(c) and Section 4.02(h) which shall survive for the full period of the statute of limitations in Illinois, the representations and warranties of Seller in this Agreement shall survive only until the first day that is 21 months after the Closing Date. Except for the representations and warranties of Seller set forth in Section 4.02(a), Section 4.02(b), Section 4.02(c) and Section 4.02(h) which shall survive for the full period of the statute of limitations in Illinois, after the first day that is 21 months after the Closing Date, Purchaser may not make a claim or otherwise pursue any cause of action against Seller based upon, related to or otherwise involving a breach or other inaccuracy, or an alleged breach or other inaccuracy, of any representation or warranty made in this Agreement by Seller; provided, however, that any claim made by Purchaser against Seller during such 21 month period may be pursued by Purchaser against Seller after such 21 month period. Notwithstanding any other provisions of this Agreement to the contrary, in the event that Purchaser shall have had knowledge as of the Closing of any breach or inaccuracy of any representation or warranty made by Seller pursuant to this Agreement, and Purchaser shall nonetheless have elected to proceed with the Closing, then Seller shall have no obligation or other liability to Purchaser on account of, or with respect to, such known breach or inaccuracy.

     Section 8.07. Limitations on Seller. No claim for indemnification under Section 8.02(i) may be made by Seller against Purchaser unless or until the aggregate amount for all such claims by Seller against Purchaser exceeds the Basket Amount and, if the aggregate amount of all such claims exceeds the Basket Amount (after which point Purchaser shall be obligated to indemnify Seller from and against all Losses in excess of the Basket Amount), Purchaser shall be liable with respect to such aggregate amount in excess of the Basket Amount; provided, however, that no claim for indemnification under Section

8.02(i) made by Seller against Purchaser shall be payable by Purchaser to Seller in excess of the Maximum Amount. Except for the representations and warranties of Purchaser set forth in Section 4.03(a) and Section 4.03(b) which shall survive for the full period of the statute of limitations in Illinois, the representations and warranties of Purchaser in this Agreement shall survive only until the first day that is 21 months after the Closing Date. Except for the representations and warranties of Purchaser set forth in Section 4.03(a) and Section 4.03(b) which shall survive for the full period of the statute of limitations in Illinois, after the first day that is 21 months after the Closing Date, Seller may not make a claim or otherwise pursue any cause of action against Purchaser based upon, related to or otherwise involving a breach or other inaccuracy, or an alleged breach or other inaccuracy, of any representation or warranty made in this Agreement by Purchaser; provided, however, that any claim made by Seller against Purchaser during such 21 month period may be pursued by Seller against Purchaser after such 21 month period. Notwithstanding any other provisions of this Agreement to the contrary, in the event that Seller shall have had knowledge as of the Closing of any breach or inaccuracy of any representation or warranty made by Purchaser pursuant to this Agreement, and Seller shall nonetheless have elected to proceed with the Closing, then Purchaser shall have no obligation or other liability to Seller on account of, or with respect to, such known breach or inaccuracy.

     Section 8.08. Exclusive Remedy. The Parties acknowledge and agree that their respective rights and remedies under this Article VIII shall be their exclusive remedy with respect to any Losses resulting from the matters described in this Article IX; provided, however, that nothing contained herein shall preclude any Party from seeking specific performance of a covenant or agreement made by the other Party herein or pursuing all remedies available at law or in equity in the case of fraud by the other Party.

ARTICLE IX
MISCELLANEOUS

     Section 9.01. Waiver, Amendment. Prior to the Closing Date, any provision of this Agreement may be (i) waived by the Party benefited by the provision, or (ii) amended or modified at any time, by an agreement in writing between the Parties executed in the same manner as this Agreement.

     Section 9.02. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

     Section 9.03. Governing Law, Waiver of Jury Trial. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Illinois applicable to contracts made and to be performed entirely within such State (except to the extent that mandatory provisions of Federal law are applicable). Each of the Parties hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

     Section 9.04. Expenses. Except as set forth in Section 7.02, each Party hereto shall bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

     Section 9.05. Notices. All notices, requests and other communications hereunder to a Party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation), or mailed by registered or certified mail (return receipt requested) to such Party at its address set forth below or such other address as such Party may specify by notice to the other Party: If to Seller, to: Midwest Banc Holdings, Inc., 501 West North Avenue, Melrose Park, Illinois 60160; Attention: James J. Giancola, President and Chief Executive Officer, with a copy to: Lewis, Rice & Fingersh, L.C., 500 North Broadway, Suite 2000, St. Louis, Missouri 63102; Attention: Thomas C. Erb, Esq.; if to Purchaser, to: A.S.Hart, III, Tartan Bluff Farm, RR #1 Box 152, Oquawka, IL, 61469, Phone 309.867.6921 with a copy to: John D. Hunter, Attorney, Brown Winick Graves Gross Baskerville and

Schoenebaum, Regency West 5, 4500 Westown Parkway, Suite 277, West Des Moines, Iowa, 50265-6717, Phone 515.242.2420 Fax 515.242.2448 and Chris Gavin, Midwest Bank of Western Illinois, 200 East Broadway, Monmouth, IL 61462, Phone 309.734.2265, Fax 309.734.6732.

     Section 9.06. Entire Understanding, No Third Party Beneficiaries. This Agreement and the Confidentiality Agreement between the Parties or their affiliates represent the entire understanding of the Parties with reference to the transactions contemplated hereby and thereby and this Agreement supersedes any and all other oral or written agreements heretofore made. Nothing in this Agreement expressed or implied, is intended to, nor shall it, confer upon any person, other than the Parties or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

*          *          *

     IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

WESTERN ILLINOIS BANCSHARES, INC.
By:	/s/A.S. Hart, III
	Name:	A.S. Hart, III
	Title:	President

By:	/s/Christopher J. Gavin
	Name:	Christopher J. Gavin
	Title:	Secretary

MIDWEST BANC HOLDINGS, INC.
By:	/s/ James J. Giancola
	Name:	James J. Giancola
	Title:	President and Chief Executive Officer

EXHIBIT A

FORM OF
ESCROW AGREEMENT

     THIS ESCROW AGREEMENT (this “Agreement”) is made and entered into as of June ___, 2005 by and among Western Illinois Bancshares, Inc., an Iowa corporation (“Purchaser”), Midwest Banc Holdings, Inc., a Delaware corporation (“Seller”), and ___(“Escrow Agent”).

RECITALS

     A. Purchaser and Seller are parties to a Stock Purchase Agreement dated as of May 31, 2005 (the “Purchase Agreement”; capitalized terms used but not defined herein have the meanings ascribed to them in the Purchase Agreement).

     B. Pursuant to Section 5.09 of the Purchase Agreement, Purchaser is required to deposit $1,000,000 with Escrow Agent upon execution of this Agreement and is required to deposit an additional $500,000 in the event that Purchaser requests from Seller any of the financing or investment arrangements referred to in Section 5.05 of the Purchase Agreement.

     C. The parties wish to provide for the terms upon which the deposit(s) will be held and applied.

AGREEMENT

     In consideration of the foregoing, the mutual covenants contained herein and other good and valuable consideration (the receipt, adequacy and sufficiency of which are hereby acknowledged by the parties by their execution hereof), the parties agree as follows.

1.   Appointment of Escrow Agent. Purchaser and Seller hereby appoint Escrow Agent to act as Escrow Agent hereunder, and Escrow Agent hereby accepts such appointment and agrees to perform the duties of Escrow Agent hereinafter set forth, subject to the terms and conditions of this Agreement.

2.   Designation of Representatives. ___is hereby designated as Purchaser’s representative and ___is hereby designated as Seller’s representative (collectively the “Representatives” and individually a “Representative”) with respect to all matters arising hereunder or relating hereto. Such Representatives are authorized to provide instructions, consents and approvals and to deliver or receive other notices or to take other actions on behalf of the parties as are deemed necessary or appropriate hereunder. By written notice to Escrow Agent, the Representatives and the other parties, Purchaser and Seller may designate other representatives or successor representatives to serve on its behalf for any or all purposes hereunder.

3.   Delivery of Initial Deposit. Concurrently with the execution of this Agreement by the parties, Purchaser has delivered to Escrow Agent cash in the amount of $1,000,000 (the “Initial Deposit”). Escrow Agent acknowledges receipt of the Initial Deposit, which Initial Deposit is to be held and disposed of by Escrow Agent in accordance with the terms and conditions of this Agreement.

4.   Delivery of Second Deposit. In the event that Purchaser shall request from Seller any of the financing or investment arrangements referred to in Section 5.05 of the Purchase Agreement, then, contemporaneously with such request, Purchaser shall deliver to Escrow Agent cash in the amount of $500,000 (the “Second Deposit”; and together with the Initial Deposit the “Deposit”)). Upon receipt thereof, Escrow Agent shall hold and dispose of the Second Deposit in accordance with the terms and conditions of this Agreement.

5.   Maintenance of Deposit. Escrow Agent shall hold the Deposit in an interest bearing account. All earnings on the Deposit are to be paid to the Party to whom the Deposit is distributed pursuant to the terms of this Agreement.

6.   Delivery of Deposit.

     a.   Termination of Purchase Agreement. In the event that the Purchase Agreement terminates and as a result thereof Seller is entitled to a cash termination fee pursuant to Section 7.03 of the Purchase Agreement, Seller’s Representative is to give written notice to that effect to Purchaser’s Representative and Escrow Agent. Within five Business Days after receipt of such notice, Escrow Agent is to deliver the Deposit, and all earnings thereon, to Seller. In the event that the Purchase Agreement terminates and as a result thereof Seller is not entitled to a cash termination fee pursuant to Section 7.03 of the Purchase Agreement, Purchaser’s Representative is to give written notice to that effect to Seller’s Representative and Escrow Agent. Within five Business Days after receipt of such notice, Escrow Agent is to deliver the Deposit, and all earnings thereon, to Purchaser

     b.   Close of Purchase and Sale. In the event the purchase and sale contemplated by the Purchase Agreement is to be consummated, Purchaser’s Representative is to give Seller’s Representative and Escrow Agent written notice to that effect at least five Business Days prior to the Closing Date. On the Closing Date, Escrow Agent is to deliver the Deposit, and all earnings thereon, to Seller.

     c.   Conflicting Instructions. If Escrow Agent receives conflicting instructions in notices of Seller’s Representative and Purchaser’s Representative (or if a Representative gives the other Representative, the parties and the Escrow Agent written notice within three Business Days’ of its receipt of the notice from the other Representative of its disagreement with the notice provided by such other Representative pursuant to Section 6(a)), the Escrow Agent shall hold the Deposit until receipt of either: (i) a certificate executed by both Representatives directing the disposition of the Deposit; or (ii) a certified copy of a final non-appealable order of a court of competent jurisdiction ordering Escrow Agent to dispose of the Deposit. Upon receipt of any such certificate or order, Escrow Agent shall promptly comply with its terms.

7.   Termination of Agreement. This Agreement terminates at such time as the Deposit has been delivered in accordance with Section 6.

8.   Representations to Escrow Agent. Escrow Agent has been induced to accept its duties under this Agreement by the following terms, conditions, agreements and representations of Purchaser and Seller.

     a.   Liability. Escrow Agent is not liable to any other party hereto, or any of their representatives, successors or assigns, for any action or failure to act by Escrow Agent hereunder, except for Escrow Agent’s own gross negligence or willful misconduct. Purchaser and Seller agree to jointly and severally indemnify and hold harmless Escrow Agent and any successor, representative, employee or agent of Escrow Agent, from and against any and all losses, liabilities, claims, actions, damages and expenses, including reasonable attorneys’ fees and disbursements, arising out of or in connection with this Agreement, except for claims against Escrow Agent based upon gross negligence or willful misconduct that are successfully asserted against Escrow Agent. This indemnification survives the termination of this Agreement.

     b.   Escrow Agent’s Reliance. Escrow Agent is entitled to rely upon any order, judgment, certification, demand, notice, instrument or other writing delivered to it hereunder without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity of the service thereof. Escrow Agent may act in reliance upon any instrument or signature believed by it to be genuine and may assume that any person purporting to give any notice or receipt or advice or to make any statement or executing any document in connection with the provisions hereof has been duly authorized to so do. If Escrow Agent is in doubt as to what action it should take hereunder, Escrow Agent is entitled to deposit the Deposit with a court of competent jurisdiction and interplead Purchaser and Seller for a determination of the matter. Escrow Agent may not undertake such deposit and interpleader unless it has given each Representative a written notice ten days before such deposit and interpleader as to the intentions of Escrow Agent.

     c.   Entire Agreement. This Agreement expressly sets forth all the duties of Escrow Agent with respect to any and all matters pertinent hereto. Escrow Agent is not bound by the provisions of any other agreement, including the Purchase Agreement.

     d.   Duty of Care. Escrow Agent is not under any duty to give the Deposit held by it hereunder any greater degree of care than it gives its own similar property.

     e.   Advice of Counsel. Escrow Agent may act in good faith pursuant to the advice of its counsel with respect to any matter relating to this Agreement.

9.   Fees. For its services hereunder, Escrow Agent is entitled to reasonable compensation at the rates set forth on Exhibit A, which compensation is to be an obligation shared equally by Purchaser and Seller.

10.   Resignation and Removal of Escrow Agent.

     a.   Resignation and Removal. Escrow Agent may resign at any time by giving written notice of such resignation to each Representative. Upon such notice of resignation, a successor escrow agent (the “Successor”) is to be appointed by Purchaser and Seller. Escrow Agent also may be removed as escrow agent hereunder by the unanimous written agreement of Purchaser and Seller.

     b.   Successor Escrow Agent. Any appointed Successor must execute, acknowledge and deliver to its predecessor escrow agent (the “Predecessor”) and each Representative an instrument accepting such appointment and agreeing to the terms of this Agreement. Thereupon, the resignation or removal of the Predecessor becomes effective and the Successor succeeds to the rights and duties of the Predecessor hereunder. The Predecessor will immediately deliver to the Successor the Deposit and any documents then held by the Predecessor pursuant to this Agreement.

     c.   Failure to Appoint a Successor Escrow Agent. Should Purchaser and Seller fail to appoint a Successor as set forth herein upon Escrow Agent’s resignation under this Section, Escrow Agent may petition a court of competent jurisdiction for the appointment of a Successor. Any costs incurred by Escrow Agent with respect to such petition, including reasonable attorneys’ fees and expenses, are to be paid equally by Purchaser and Seller.

11.   Adverse Claims. In the event of any disagreement or the presentation of adverse claims or demands in connection with or for any item affected hereby, Escrow Agent is at its option entitled to refuse to comply with any such claims or demands during the continuance of such disagreement and may refrain from delivering any item affected hereby. In so doing, Escrow Agent does not become liable to the other parties hereto, or any of them, or to any other Person, due to its failure to comply with any such adverse claim or demand. Escrow Agent is entitled to continue, without liability, to refrain and refuse to act: (i) until all rights of the adverse claimants have been finally adjudicated by a court or arbitrators having jurisdiction of the parties and the items affected hereby, after which time Escrow Agent is entitled to act in conformity with such adjudication; or (ii) until all differences have been adjusted by agreement and Escrow Agent has been notified thereof and has been directed in writing signed jointly or in counterpart by the Representatives and by all Persons making adverse claims or demands, at which time Escrow Agent is protected in acting in compliance therewith.

12.   Amendment and Modification. No amendment, modification, supplement, termination, consent or waiver of any provision of this Agreement, nor consent to any departure therefrom, will in any event be effective unless the same is in writing and is signed by the party against whom enforcement of the same is sought. Any waiver of any provision of this Agreement and any consent to any departure from the terms of any provision of this Agreement is to be effective only in the specific instance and for the specific purpose for which given.

13.   Assignments. No party may assign or transfer (voluntarily or involuntarily, whether by operation of law (including by merger or consolidation), judicial decree or otherwise) any of its rights or obligations under this Agreement to any other Person except as set forth herein with respect to Escrow Agent without the prior written consent of the other parties.

14.   Captions. Captions contained in this Agreement have been inserted herein only as a matter of convenience and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

15.   Construction. Unless the context of this Agreement clearly requires otherwise: (i) references to the plural include the singular and vice versa; (ii) references to any Person include such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement; (iii) references to one gender include all genders; (iv) “including” is not limiting; (v) “or” has the inclusive meaning represented by the phrase “and/or”; (vi) the words “hereof,” “herein,” “hereby,” “hereunder” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (vii) section and Exhibit references are to this Agreement unless otherwise specified; (viii) reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof; and (ix) general or specific references to any law mean such law as amended, modified, codified or reenacted, in whole or in part, and in effect from time to time.

16.   Counterpart Facsimile Execution. For purposes of this Agreement, a document (or signature page thereto) signed and transmitted by facsimile machine or telecopier is to be treated as an original document. The signature of any party thereon, for purposes hereof, is to be considered as an original signature, and the document transmitted is to be considered to have the same binding effect as an original signature on an original document.

17.   Counterparts. This Agreement may be executed by the parties on any number of separate counterparts, and all such counterparts so executed constitute one agreement binding on all the parties notwithstanding that all the parties are not signatories to the same counterpart.

18.   Exhibits. All of the Exhibits attached to this Agreement are deemed incorporated herein by reference.

19.   Failure or Delay. No failure on the part of any party to exercise, and no delay in exercising, any right, power or privilege hereunder operates as a waiver thereof; nor does any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof, or the exercise of any other right, power or privilege. No notice to or demand on any party in any case entitles such party to any other or further notice or demand in similar or other circumstances.

20.   Further Assurances. The parties will execute and deliver such further instruments and do such further acts and things as may be required to carry out the intent and purpose of this Agreement.

21.   Governing Law. This Agreement and the rights and obligations of the parties hereunder are to be governed by and construed and interpreted in accordance with the laws of the State of Illinois applicable to contracts made and to be performed wholly within Illinois, without regard to choice or conflict of laws rules.

22.   Notices. All notices, consents, requests, demands and other communications hereunder are to be in writing, and are deemed to have been duly given or made: (i) when delivered in person; (ii) three days after deposited in the United States mail, first class postage prepaid; (iii) in the case of telegraph or overnight courier services, one Business Day after delivery to the telegraph company or overnight courier service with payment provided for; or (iv) in the case of telex or telecopy or fax, when sent, verification received; in each case addressed as follows:

if to Escrow Agent:

______________________________
______________________________
______________________________
______________________________
Fax #: (___) ________

if to Purchaser’s Representative:

A.S. Hart, III
Tartan Bluff Farm
RR #1 Box 152
Oquawka, Illinois 61469
Fax #: (___) ________

with a copy to:

John D. Hunter, Attorney
Brown Winick Graves Gross Baskerville and Schoenebaum
Regency 5 West
4500 Westown Parkway,
Suite 277
West Des Monies, Iowa 50265-6717
Fax #: (515) 242-2420

if to Seller’s Representative:

Midwest Banc Holdings, Inc.
501 West North Avenue
Melrose Park, Illinois 60160
Attn: James J. Giancola, President and Chief Executive Officer
Fax #: (___) ________

with a copy to:

Lewis, Rice & Fingersh, L.C.
500 North Broadway, Suite 2000
St. Louis, Missouri 63102
Attn: Thomas C. Erb, Esq.
Fax #: (314) 612-7613

or to such other address as any party may designate by notice to the other parties in accordance with the terms of this Section.

23.   Successors and Assigns. All provisions of this Agreement are binding upon, inure to the benefit of and are enforceable by or against the parties and their respective successors and permitted assigns.

24.   Third-Party Beneficiary. This Agreement is solely for the benefit of the parties and their respective successors and permitted assigns, and no other person has any right, benefit, priority or interest under or because of the existence of this Agreement.

[remainder of page intentionally left blank; signatures appear on next page]

     In Witness Whereof, the parties have executed this Agreement as of the date first set forth above.

WESTERN ILLINOIS BANCSHARES, INC.
By:
Name:
Title:

MIDWEST BANC HOLDINGS, INC.
By:
	Name:	James J. Giancola
	Title:	President and Chief Executive Officer

[ESCROW AGENT]
By:

EXHIBIT A
TO
ESCROW AGREEMENT

ESCROW AGENT’S FEES